April 23, 2012

VIA EDGAR, OVERNIGHT COURIER AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim, Special Counsel

Re:	PLX Technology, Inc.
Preliminary Proxy Statement filed by Balch Hill Partners, L.P. et al.
Filed April 6, 2012
File No. 0-25699

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated April 13, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Balch Hill Partners, L.P. (“Balch Hill”) and provide the following supplemental response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

Preliminary Proxy Statement

1.
We note that this filing refers security holders to information that will be contained in the registrant’s proxy statement for the annual meeting.  We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations.  Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement.  Please advise as to the participants’ intent in this regard.

April 23, 2012

Balch Hill acknowledges the Staff’s comment regarding the use of Rule 14a-5(c).  It is Balch Hill’s understanding that to the extent its proxy statement refers to information contained in the Company’s proxy statement, Balch Hill can mail its proxy statement no earlier than the filing of the Company’s definitive proxy statement with the SEC.  Balch Hill intends to mail its proxy statement to shareholders no earlier than the filing of the Company’s definitive proxy statement with the SEC.

2.	Regarding proposal 3, please revise throughout the proxy statement to clarify that shareholders are being asked to vote to approve on a non-binding basis the compensation of the named executives.

The Proxy Statement has been revised to clarify that shareholders are being asked to vote to approve on a non-binding basis the compensation of the named executives.  See pages 2 and 19 of the Proxy Statement and the proxy card.

Background to the Solicitation, page 4

3.	Please describe the materials requested on March 26, 2012. Please further describe why BH LP “has been forced to commence a proxy solicitation to effect change.”

The Proxy Statement has been revised to describe the materials requested on March 26, 2012.  Balch Hill has deleted the statement that BH LP “has been forced to commence a proxy solicitation to effect change.”  See page 5 of the Proxy Statement.

Proposal No. 1; Election of Directors, page 12

4.	Please revise to state that there is no assurance that the registrant’s directors will serve if elected with any of the participants’ nominees.

The Proxy Statement has been revised to state that there is no assurance that the Company’s directors will serve if elected with any of Balch Hill’s nominees.  See page 13 of the Proxy Statement.

5.
We note the participants reserve the right to vote for unidentified substitute nominees.  Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw.  In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

April 23, 2012

We acknowledge the Staff’s comment and provide the following supplemental disclosure.  Balch Hill believes it is not required to identify or nominate any substitute nominees at this time in order to be in full compliance with all applicable advance notice provisions in the Company’s Bylaws and therefore no revised disclosure in the Proxy Statement is necessary.

In addition, Balch Hill confirms that, should it lawfully identify or nominate substitute nominees before the Annual Meeting, Balch Hill will file an amended proxy statement that (1) identifies such substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 3; Company’s Proposal to Vote on Executive Compensation, page 17

6.
We note your disclosure, here and on the proxy card, that you intend to vote shares consistent with the recommendation of ISS with respect to this proposal.  Please revise, here and on the proxy card, to specifically state how unmarked cards will be voted.  Refer to Rule 14a-4(b)(1).

The disclosure has been revised to state that uninstructed proxy cards will be voted in a manner consistent with the recommendation of ISS on Proposal No. 3.  See page 18 of the Proxy Statement.  We also refer the Staff to the following disclosure contained on the proxy card:

“IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2 AND IN A MANNER CONSISTENT WITH THE RECOMMENDATION OF INSTITUTIONAL SHAREHOLDER SERVICES INC., A LEADING PROXY ADVISORY FIRM, WITH RESPECT TO PROPOSAL 3.”

Solicitation of Proxies, page 20

7.
We note that proxies may be solicited by mail, facsimile, telephone, telegraph, internet, in-person and by advertisements.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

We acknowledge your comment and confirm on behalf of Balch Hill and the other participants their understating that, in accordance with Rule 14a-6(b) and (c), all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

8.	Please disclose the total expenditures to date since you already know that information.

The Proxy Statement has been revised to include the total expenditures to date.  See page 21 of the Proxy Statement.  Supplementally, we confirm that all blanks relating to the estimated costs of the solicitation will be completed in the definitive filing of the Proxy Statement.

April 23, 2012

Form of Proxy

9.	Revise the form of proxy to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

The form of proxy has been revised to include the “Preliminary Copy” legend.  See the proxy card.

*               *               *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact Elizabeth R. Gonzalez at (212) 451-2206 or the undersigned at (212) 451-2333 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosures

cc:   Simon J. Michael
        Elizabeth R. Gonzalez, Esq.

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Proxy Statement filed by the undersigned on April 6, 2012, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

April 23, 2012
Balch Hill Partners, L.P.

By:	Balch Hill Capital, LLC General Partner

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

Balch Hill Capital, LLC

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

/s/ Simon J. Michael
Simon J. Michael Individually and as attorney-in-fact for Martin Colombatto, Michael Cornwell, Robert R. Herb, Mark Schwartz, Dilip Singh and Bernard Xavier